SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM S-4
                            REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                    AZTEK INC.
              (Exact Name of Registrant as Specified in its Charter)

                                    NEVADA
        (State or Other Jurisdiction of Incorporation or organization)

                                     7371
            (Primary Standard Industrial Classification Code Number)

                                  88 0324260
                    (I.R.S. Employer Identification Number)

       1575 DELUCCCHI LANE, SUITE #40, RENO, NEVADA 89502, (702) 827-3639
              (Address, including zip code, and telephone number,
       including area code, or registrant's principal executive offices)


                       COPIES OF ALL COMMUNICATIONS TO:

                        STEVE LARSON-JACKSON, ESQUIRE
                          W. KWAME ANTHONY, ESQUIRE
                       LAW FIRM OF LARSON-JACKSON, P.C.
                       1275 K STREET, N.W., SUITE 1101
                           WASHINGTON, D.C. 20005

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of the registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                       CALCULATION OF REGISTRATION FEE


Title of each                 Proposed maximum   Proposed maximum    Amount of
each class of    Amount to be   offering price aggregate offering    registra-
securities to be  registered(2)   per unit(1)       price(3)         tion fee
Registered
Common stock,
$.001 par
value per
share               2,457,613            .995          2,445,325
$721.37


(1) The basis for calculating the fee is Rule 457(f). The market for the securities to be received by Aztek, Inc. on July 31, 1998 was C$1.50. The exchange rate on that date was 1 Canadian dollar = 0.6636 US Dollar.

(2) Represents the estimated maximum number of shares of common stock, par value $.001 per share, of Aztek, Inc. (the "Company"), expected to be issued in exchange for up to 2,458,613 shares of common stock, no par value per share, of the Aztek Technologies Inc. ("ATI"), upon consummation of the merger of ATI with the Company, described herein.

(3) Estimated solely for the purpose of calculating the registration fee. The registration fee has been computed pursuant to Rule 457(f) under the Securities Act of 1933, as amended.

                           AZTEK TECHNOLOGIES INC.
                       246 LAWRENCE AVENUE, SUITE #5
                  KELOWNA, BRITISH COLUMBIA, CANADA V1Y 6L3
                               (250) 762-2333
                                                             _____________,
1998

Dear Stockholder:

         You are invited to attend the Annual and Extraordinary Meeting of stockholders (the "Special Meeting") of the Aztek Technologies Inc. ("ATI") to be held on October 1, 1998 at the offices of Steven K. Winters at 1010 Burrard Building, 1030 West Georgia St., Vancouver, B.C. V6E 2Y3, Canada at 9:00 a.m. local time. Notice of the Annual and Extraordinary Meeting, a Joint Proxy Statement-Prospectus and a Proxy Card are enclosed.

         The Special Meeting has been called in connection with the proposed acquisition of ATI by Aztek, Inc. (the "Company") through the merger of ATI with the Company in accordance with the Merger Agreement dated as of July 2, 1998 by and between ATI and the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, ATI will merge with and into the Company with the Company being the surviving corporation and each outstanding share of ATI's common stock will be automatically converted into the right to receive shares of the Company's Common Stock, based upon an exchange ratio of one-to-one. The transaction is referred to herein as the "Merger."

         Following the Merger, the Company will operate the business that is presently known as the Aztek Technologies Inc. Consummation of the Merger is conditioned upon approval by ATI's stockholders.

         At the Special Meeting, stockholders of ATI will consider and vote upon approval of the Merger and the Merger Agreement. Your Board of Directors has approved the Merger Agreement, including the Merger, and believes that the Merger and the Merger Agreement are in the best interests of
ATI and its stockholders. Accordingly, your Board of Directors unanimously recommends that you vote FOR approval of the Merger and the Merger Agreement.

         You are urged to read the accompanying Joint Proxy Statement-Prospectus, which provides detailed information concerning the Merger and related matters.
         Your vote is important, regardless of the number of shares you own. ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE EVEN IF YOU CURRENTLY PLAN TO ATTEND THE SPECIAL MEETING. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the Special Meeting.
                                                Sincerely,



                                                Mike Sintichakis
                                                President

          * PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME *


                           AZTEK TECHNOLOGIES INC.
                        246 LAWRENCE AVENUE, SUITE #5
                  KELOWNA, BRITISH COLUMBIA, CANADA V1Y 6L3
                               (250) 762-2333

                        -----------------------------

                  NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON OCTOBER 1, 1998

                        ------------------------------

         NOTICE IS HEREBY GIVEN that the Annual and Extraordinary Meeting of stockholders (the "Special Meeting") of Aztek Technologies Inc. ("ATI") will be held at the offices of Steven K Winters at 1010 Burrard Building, 1030 West Georgia St., Vancouver, B.C. V6E 2Y3, Canada at 9:00 a.m. local time, for the following purposes:

         (1) To approve the acquisition of ATI by Aztek, Inc. (the "Company") through the merger of ATI with the Company, with the Company continuing as the surviving corporation, pursuant to which each outstanding share of ATI Common Stock will be converted into one share of the Company's common stock, par value $.001 per share ("the Company Common Stock"), the Merger Consideration and to approve the Merger Agreement by and between ATI and the Company, dated as of July 2, 1998 (the "Merger Agreement") which sets forth the terms and conditions of the Merger.

NOTE: The Board of Directors of ATI is not aware of any other business to come before the Special Meeting.

         The Board of Directors of ATI has fixed the close of business on August 21, 1998 as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting. Only stockholders of record at the close of business on that date will be entitled to notice of and to vote at the Special Meeting.

                                       By Order of the Board of Directors,



                                       Mike Sintichakis
                                       President
-----------------------------------------------------------------------------


IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT
YOU PLAN TO BE PRESENT IN PERSON AT THE SPECIAL MEETING, PLEASE DATE, SIGN AND COMPLETE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE.
--------------------------------------------------------------------------------

           PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME


                       JOINT PROXY STATEMENT-PROSPECTUS

                           ------------------------
                                  AZTEK INC.
                                  PROSPECTUS
                                  2,457,613
                            SHARES OF COMMON STOCK
                          PAR VALUE $.001 PER SHARE
                           ------------------------

                           ------------------------

                           AZTEK TECHNOLOGIES INC.
                               PROXY STATEMENT
            FOR ANNUAL AND EXTRAORDINARY MEETING OF STOCKHOLDERS
                        TO BE HELD ON OCTOBER 1, 1998

                           ------------------------

     This Joint Proxy Statement-Prospectus is being furnished to the stockholders of Aztek Technologies Inc. ("ATI") in connection with the solicitation of proxies by the Board of directors of ATI for use at its Annual and Extraordinary Meeting of Stockholders to be held on October 1, 1998. This Joint Proxy Statement-Prospectus was first mailed to security holders of ATI on or about September 11, 1998.

     At their Meeting, the holders of common stock of ATI will be asked to approve the Plan of Merger and the Merger Agreement, dated as of July 2, 1998 providing for a merger pursuant to which Aztek, Inc., a Nevada corporation (the "Company") will be the surviving corporation and ATI will cease to exist (the transaction is referred to hereinafter as the "Merger"). The Merger Agreement is incorporated by reference and is not presented herein or delivered herewith. The Company will provide without charge to each person who receives a prospectus, upon written or oral request of such person, a copy of the Merger Agreement. Upon consummation of the Merger, each outstanding share of ATI common stock, no par value ("ATI Common Stock"), other than shares held by ATI shareholders who perfect dissenters' rights, will be converted into one share of The Company's common stock, par value $.001 per share ("Company Common Stock"). The receipt of the Company Common Stock pursuant to the Merger will be tax-free to holders of ATI Common
Stock.
The Company has filed a Registration Statement on Form S-4 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), for 2,457,613 shares of the Company Common Stock to be issued in connection with the Merger. This Joint Proxy Statement-Prospectus also constitutes the Prospectus of the Company filed as part of the Registration Statement. All information concerning the Company included in this Joint Proxy Statement-Prospectus has been furnished by the Company and all information concerning ATI has been furnished by ATI.

THE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK.
PROSPECTIVE
PURCHASERS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION "RISK FACTORS."

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

          Price              Underwriting Discounts      Proceeds to issuer
          to public(1)     and commissions               or other persons
Per share    One share             N/A                        One share
Total        2,457,613 shares      N/A                        2,457,613 shares



(1) The Company is issuing the shares in a one-for-one exchange such that the price for one share of the Company's Common Stock is one share of ATI Common Stock. Upon consummation of the Merger, the Company will receive all the outstanding shares of ATI and ATI will cease to exist.

(2) This Joint Proxy Statement-Prospectus includes the following expenses:
Registration fees. . . . . . . . . . . . . . . $721.37
    Transfer agents' fees  . . . . . . . . . . $ 4,800
    Printing and engraving cots. . . . . . . . $ 1,000
    Legal and accounting . . . . . . . . . . . $25,000

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE THE COMPANY COMMON STOCK OFFERED BY THIS JOINT PROXY STATEMENT-PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ATI SINCE THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS.

The date of this Joint Proxy Statement-Prospectus is September 11, 1998.

                   AVAILABLE INFORMATION AND INCORPORATION
                      OF CERTAIN DOCUMENTS BY REFERENCE
This prospectus incorporates documents by reference which are not presented herein or delivered herewith. ATI will provide without charge to each person who receives a prospectus, upon written or oral request of such person, a copy of any of the information that is incorporated by reference in the Joint Proxy Statement-Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such request should be made to Mike Sintichakis, #5-246 Lawrence Avenue, Kelowna, British Columbia, Canada V1Y 6L3, (250) 762-2333. In order to ensure timely delivery of the documents, any request should be made by September 26, 1998. The Company is not subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and therefore does not file proxy statements or any other information with the Securities and Exchange Commission (the "Commission"). ATI is subject to the informational requirements of the Exchange Act and, in accordance therewith, ATI files reports and other information with the Commission. The document filed with the Commission and incorporated herein by reference is ATI's Registration Statement filed on Form
10-SB. Reports and other information filed by ATI can be inspected and copied at the Commission's public reference room located at 450 Fifth Street, NW, Washington, DC 20549, and requested at the following public reference facilities in the Commission's regional offices: 7 World Trade Center, Suite 1300, New York, NY 10048; and City Corp. Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference section, 450 Fifth Street, NW, Washington, D.C. 20549. This Joint Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") which the Company has filed with the Commission under the Securities Act and to which reference is hereby made.

All documents filed by ATI pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the last of the Meetings of its security holders shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing to the extent permissible by the federal securities laws. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement-Prospectus.

The Company's shares are not listed on any U.S. exchange. The public market for ATI's securities in Canada is on the Vancouver Stock Exchange under the symbol "VSE-AZT." The public market for ATI's securities in the United States is on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") under the symbol "AZTKF."

TABLE OF CONTENTS
Letter To Stockholders
Notice Of Special Meeting
Available Information And Incorporation Of Certain Documents By Reference
Summary
The Companies
Risk Factors
The Transaction
Terms Of The Transaction
Description Of Securities
Pro Forma Financial Information
Material Contracts With The Company Being Acquired
Disclosure Of Commission Position On Indemnification For Securities Act Liabilities
Description Of The Business Of The Acquiring Company
Description Of Property
Legal Proceedings
Market For Common Equity And Related Stockholder Matters
Holders
Dividends
Management's Discussion And Analysis Or Plan Of Operation
Year 2000 Issues
External Funding
Changes In And Disagreements With Accountants On Accounting And Financial Disclosure
PART C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED
 Description Of Business
 Description Of Property
 Legal Proceedings
 Market For Common Equity And Related Stockholder Matters
 Holders Of Common Stock
 Dividends
 Management's Discussion And Analysis Or Plan Of Operation
 External Funding
 Disagreements With Accountants On Accounting And Financial Dislosure PART D VOTING AND MANAGEMENT INFORMATION
 Date, Time and Place Information
 Revocability of Proxy
 Dissenters' Rights of Appraisal
 Persons Making the Solicitation
 Interest Of Certain Person in Matters To Be Acted Upon
 Voting Securities and Principal Holders Thereof
 Security Ownership of Certain Beneficial Owners and Management
 Security Ownership of Certain Beneficial Shareholders
 Voting Procedures
 Directors, Executive Officers, Promoters And Control Persons Of The
      Surviving or Acquiring Company
 Executive Compensation Of The Directors And Executive Officers Of The
      Surviving or Acquiring Company
 Certain Relationships and Related Transactions

                                   SUMMARY

     This Joint Proxy Statement-Prospectus is being issued by Aztek, Inc., a Nevada Corporation, and Aztek Technologies Inc., a British Columbia corporation, to effect a merger of the two companies with the Nevada corporation being the surviving entity. Aztek, Inc. is a dormant corporation that has been in existence for four years. Aztek Technologies Inc. is a company that develops and sells computer software and computer systems and provides support services for its customers. Aztek, Inc. will issue one common share of its stock for each outstanding share of Aztek Technologies Inc. The shareholders of Aztek, Inc. presently consist of Aztek Technologies Inc. and the directors of Aztek Technologies Inc. The net effect of the merger is that the business and operations of Aztek Technologies Inc. will move from being a Canadian company to being a U.S. Company.

     The primary addresses of the companies that are the parties to the transaction for which the securities described in this Joint Proxy Statement-Prospectus are being issued are as follows:

                                  Aztek, Inc.
                       Suite #40 - 1575 Delucchi Lane
                             Reno, Nevada 89502
                                (702) 827-3639

                           Aztek Technologies Inc.
                            #5-246 Lawrence Ave.
                            Kelowna, B.C. V1Y 6L3
                                   Canada
                                (250) 762-2333

                                 THE COMPANIES

     Aztek, Inc. (the "Company") has been dormant since its inception in 1994. After the merger, ATI's business operations will become the business operations of the Company.

     ATI was incorporated on July 11, 1979, by filing and registering its articles with the British Columbia Registar of Companies. Over the last four years, ATI has expanded its business focus and capabilities following acquisitions. On September 30, 1994, ATI acquired all of the issued and outstanding shares of ResponseWare Corporation, a developer of municipal government software including general accounting and payroll systems and specialized systems such as property taxation, utility billing and building permits. This acquisition allowed the ATI to further diversify its operations within the computer hardware, software and telecommunications market and to expand the existing forty-five (45) municipal and private sector clients of ResponseWare. ATI continues to support and service the ResponseWare software and client base as its primary source of revenue. On August 21, 1995, ATI acquired the assets and business of Helix Technologies Limited, a consulting and systems integration firm specializing in technology for mobile work force automation. ATI has completed contracted projects from the acquisition and currently has no contracts for work in this area. Mobile work force automation technologies will be incorporated into future ATI products that have yet to be developed. ATI also continues to pursue further project-based contracts in the area of mobile work force automation technologies.


                                RISK FACTORS

    The securities offered hereby are speculative in nature and involve a high degree of risk. Prospective investors should consider carefully the following factors, among others, prior to making an investment decision.

     Operating History. The Company has no operating history. The Company was incorporated in the State of Nevada in 1994 as Spectral Innovations
(1994), Inc., but has been dormant since its inception. On June 8, 1998, Spectral Innovations (1994) Inc. changed its name to Aztek Inc. by filing with the State of Nevada an amendment to its articles of incorporation. Following the merger, the Company will assume the business activities of ATI.

     Change in Business Focus. ATI has been incorporated since July 11, 1979. Nevertheless, it has undergone several major changes in ownership and its primary business focus. Following its inception, ATI was involved in the exploration of oil, gas, and gold properties in North America. From 1989 to 1991 the ATI was dormant. ATI's name has changed several times since its inception to reflect its changing emphasis. On September 1991, the current president, Mr. Mike Sintichakis, became a director and president ATI.
During the last six years, ATI has experienced substantial structural and fiscal changes necessitated by the acquisition of other companies and external capital raising efforts. As a result of the Merger, ATI will cease to exist, the Company will be the surviving corporation, and all of ATI's operations will be the business of the Company.

     Expectation of Losses. The Company's management and ATI's management believes the Company and its software and services will be a profitable enterprise after the Merger. However, the company to be acquired is still in the developmental stage. Therefore, the Company anticipates experiencing future operating losses resulting primarily from marketing and recruitment of Value Added Resellers ("VARs") and associated training costs. ATI has operated at a loss for several years. To limit and reverse anticipated operating losses the Company must successfully develop its distribution network of VARs in the United States and Canada.

     Working Capital Requirements. After the Merger, the Company will require a substantial investment in working capital, principally to finance its marketing activities, recruitment of VARs, hardware and software development, and to increase its existing staff. ATI recently is in the process of raising one million dollars in an offering. The capital raising efforts of ATI will pass through to the Company after the Merger. However, without additional capital generated from sale of the Company's stock or operations, the Company will be unable to fund its business and will be unable to offer its services on an extensive basis. Thus, the Company will be unable to expand its business. There can be no assurance that capital from private and public offerings will be available or, if available, can be obtained on terms advantageous to the Company. If the Company is unable to raise sufficient capital either externally or from operations it will not be able to sustain its operations.

     Arbitrary Offering Price. No public market presently exists for the Company's Common Stock and only a limited prior market has existed for ATI's Common Stock. On a daily basis, ATI's trading volume on the Vancouver Stock Exchange and the OTC Bulletin Board generally did not exceed 1,500 shares. The one-for-one exchange offered in this Joint Proxy Statement-Prospectus bears no relationship to the assets, book value, earnings, net worth, or any other recognized criteria of value of ATI. Consequently, the share exchange ratio, which can be deemed an offering price for ATI's securities, was determined arbitrarily and solely by the Boards of Directors of the Company and ATI. In establishing the offering price, the Boards considered such matters as the limited financial resources of the Company and ATI and the general condition of the securities markets. The exchange ratio of the Merger should not, however, be considered an indication of the actual value ATI.

     Centralized Management. The Company's Board of Directors consists solely of the directors of ATI and one of the relatives of a director. The Company has no other management. Upon completion of the Merger, ATI's management will become the Company's management. The Company's key management functions will be concentrated with ATI's current president, Mr. Mike Sintichakis. The loss of Mr. Sintichakis' services could significantly impact the Company's future operations and profitability. ATI currently does not have key management insurance on Mr. Mike Sintichakis.

     Indemnification of Directors and Officers. The articles of incorporation for both the Company and ATI indemnify directors and officers of
ATI and the Company and allow for ATI and the Company to secure insurance for the liability of their respective directors and officers.

     No Public Market for Shares. At the present time, no public market exists for the Company's Common Stock and no market will, in fact, develop after completion of the Merger. Although ATI's Common Stock was traded on the Vancouver Stock Exchange, the daily volume is approximately 1,500 shares.
ATI's listing on the OTC Bulletin Board is relatively recent, that no reliable historical data exists upon which to project daily trading volume of ATI's Common Stock.

     No Dividends. Neither the Company nor ATI has paid any dividends to date and the Company has no plans to pay dividends in the foreseeable future.

     Dilution to New Investors. The Company's directors and officers have acquired the Company's Common Stock at a cost substantially less than what ATI's shareholders tendering their shares will have paid per share upon completion of the Merger. Upon the effective date of the merger, Assuming ATI's pending offering is fully subscribed, the investors in ATI will suffer an immediate substantial dilution of $0.21 to $0.14 from the net tangible book value of their ATI Common Stock when compared to the resulting net tangible book value of the Company's Common Stock after the Merger. Due to the substantial dilution to be borne by ATI's investors, they will bear most of the risk of loss while control of the Company will remain in the hands of its current stockholders.

     Limited Financial Resources and Need for Additional Financing. Other than the proceeds of ATI's recent offering and possible future revenues from the sale of the Company's services, the Company does not at this time, and may not in the future, have any additional sources of funds such as operating funds or significant credit arrangements, from which to pay the costs of its proposed operations. Although the Company believes that the external fund raising efforts will be sufficient for the Company's short-term needs after the Merger, the conduct of the Company's business will require additional funds.

     The Company also plans to arrange financing of $10 million. The Company will use $6 million to acquire and develop two properties, both Hi-Tech plazas, one in the U.S. and one in Canada. The Company will acquire the properties at locations for sales and support for the Company's customers. The Company will lease available space to other Hi-Tech companies.

     The Company will use the remaining $4 million for acquisitions, completion of products under development, financing expenses, marketing and working capital. The Company cannot assure it will be able to raise additional capital in the future to support its operations, either from operations or from external sources external.

     Debt. Pursuant to the Merger, the Company will assume ATI's debt. ATI currently has approximately $132,707 in long-term debt, an accounts payable balance of $287,166, and total debt of $657,759. The debt is at a commercially reasonable rate and although ATI is current in its payment obligations, the debt impacts ATI's profitability.

     Substantial Competition. ATI currently competes in a rigorous and demanding business environment. The primary source of competition comes from small to mid-sized municipal government marketers, regional vendors, specialized departmental solution providers and in-house developed systems. Approximately 100 significant regional software vendors are in the United States and approximately 10 significant regional software vendors are in Canada. The Company and ATI expect competition to increase in the foreseeable future, which may or may not impact the Company's profitability after the Merger. Mounting pressure to deliver current technology is increasing at a time when funding for new development is difficult for the Company to achieve. The Company's products are designed to take advantage of business intelligence tools and software. Frequently, municipalities create and maintain information and data with limited support staff. ATI's software applications can accommodate customer-developed enhancements better than alternative technologies.

     Voting Control by Insiders. The Company's articles of incorporation and ATI's articles prohibit cumulative voting in electing directors. The Company's directors are presently the largest stockholders in ATI and all of ATI's directors presently serve on the Company's Board of Directors. In this regard, Mr. Mike Sintichakis, president and director, will continue to be the largest single shareholder.

                               THE TRANSACTION

     The Company has entered into an agreement with ATI whereby each one outstanding share of ATI Common Stock will be exchanged for one common share, par value $.001 of the Company resulting in all shareholders of ATI becoming shareholders of the Company. The transaction is subject to regulatory acceptance and the approval of the shareholders of ATI and all regulatory bodies having jurisdiction over the Company.


                          TERMS OF THE TRANSACTION

     Terms Of The Acquisition Agreement. The Merger Agreement provides for the acquisition of ATI by the Company by ATI merging into the Company with the Company being the surviving corporation. Each outstanding share of ATI's common stock will be automatically converted into the right to one share of the Company's Common Stock. This transaction is referred herein as the "Merger."

     Treatment of Stock Options and Escrow Shares. At the Effective Date, each option outstanding under ATI's stock option plan shall be converted into an option to purchase the number of shares of Company Common Stock equal to the number of shares of ATI Common Stock issuable immediately prior to the Effective Date upon exercise of such option (without regard to restrictions on exercisability) upon the same terms and conditions under the relevant option as were applicable immediately prior to the Effective Time. At the Effective Date, each ATI escrow share outstanding shall be converted into the number of escrow shares of Company Common Stock equal to the number of escrow shares of ATI Common Stock issuable immediately prior to the Effective Date upon the same terms and conditions under the relevant escrow plan as were applicable immediately prior to the Effective Time.


     ATI currently has stock options outstanding and shares allotted accordingly. Directors or employees may exercise the options for the total shares allotted or a portion of the shares allotted. Directors and employees are not under any obligation to take up and pay for any of the optioned shares. The stock options are non-transferable and become null and void thirty days after the director or employee ceases to be a director or employee of ATI. 185,000 options with an exercise price of $1.82 are outstanding and expire on March 20, 1999. 40,000 options with an exercise price of $0.85 per share are outstanding and expire on September 22, 1998.

     Of the total shares of ATI Common Stock outstanding, 354,000 shares are escrow shares that will be released to their owners at the rate of 1 share for each $0.31 of cash flow from operations. Shares not released prior to September 17, 2001 will be cancelled and returned to the treasury.

      Reasons for the Transaction. The Board of Directors of ATI considered the Merger and the terms of the Merger Agreement, including the Exchange Ratio, in light of economic, financial, legal, market and other factors and concluded that the Merger is in the best interests of ATI and its stockholders. By merging, the Company will acquire a going concern and move from being a dormant corporation to an active corporation. The Company will own all of ATI's assets, receive all its revenues and assume its liabilities and expenses. In exchange for all the Common Stock of ATI, the Company will issue its stock to ATI's shareholders. Upon completing the Merger, the shareholders of ATI will become shareholders in an American corporation with all the assets, future revenues, liabilities and expenses previously associated with ATI. Concurrent with the Merger, the Company will acquire the assets of Qdata Software Inc., a Barbados corporation that distributes computer software internationally. To date, the terms of the asset acquisition of Qdata Software Inc., have not been finalized. The Company will not acquire or assume the liabilities, if any, of Qdata. ATI's shareholders are tendering their stock for the Company Common Stock in a one-for-one exchange. Thus, ATI's shareholders will own stock in a company with combined assets and revenues of ATI and Qdata software. THE BOARD OF DIRECTORS OF ATI UNANIMOUSLY RECOMMENDS THAT ATI'S STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AND THE MERGER AGREEMENT.

      Exchange of Stock Certificates. Prior to the Effective Date, the
Company will appoint a stock transfer agent (the "Exchange Agent") to effect the exchange of stock certificates in connection with the Merger. As soon as practicable after the Effective Date, the Exchange Agent will send a notice and letter of transmittal to each ATI stockholder of record at such date advising such stockholder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing ATI Common Stock in exchange for new certificates of Company
Common Stock. Promptly following receipt of such notice and transmittal form, holders of ATI Common Stock certificates should surrender their certificates in accordance with the specified procedures. Upon surrender, each ATI Common Stock certificate will be canceled.

      Conditions to the Merger. The obligations of the Company and ATI to effect the Merger are solely and jointly subject to a number of conditions including, among other things, the receipt of ATI stockholder and regulatory approval of the Merger.

     Required Regulatory Approvals. The Merger is subject to the approval of the Vancouver Stock Exchange.

     Interests of Certain Persons in the Merger. Certain members of ATI's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of ATI generally. Those interests relate to an increase in the directors' and officers' percentage share of ownership in the surviving company relative to their percentage share of ownership in ATI before the Merger. For additional information, see "The Merger Interests of Certain Persons in the Merger" herein.

    ATI's shares are currently listed on the Vancouver Stock Exchange. The Merger is subject to approval by the Vancouver Stock Exchange. If such approval is not granted, ATI will voluntarily seek de-listing so that it may proceed with the Merger. In addition to issuing one common share of the Company's Common Stock for each share of ATI's Common Stock, the Company will issue one share option and escrow share for each share of ATI's option shares and escrow shares respectively such that the option shares and escrow shares in the Company as the survivor will enjoy the same rights, privileges and obligations as the option and escrow shares in ATI.

                          DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, $.001 par value. The securities to be registered pursuant to the Form S-4 and issued pursuant to this Joint Proxy Statement-Prospectus are all of the authorized common stock of the Company. On June 30, 1998, 2,025,000 shares of Common Stock were outstanding and held of record by six shareholders. Immediately following the Merger and upon the tender of all of ATI's shares, 4,482,613 shares of Common Stock will be outstanding and held of record by approximately three hundred forty-seven shareholders.

     The holders of the Company's Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders and to receive ratably dividends when and as declared by the Board of Directors from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of its Common Stock are entitled to share ratably in all assets available for distribution to stockholders after payment of all liabilities. No preemptive, subscription, or redemption rights relating to the Common Stock exists other than the Bonus shares disclosed below. No cumulative voting rights in the election of directors exist for the
Company's Common Stock.  The Company has no preferred shares.

     No material differences exist with respect to the rights of securities holders of ATI and the rights of securities holders of the securities of the Company.

     ATI will merge with and into the Company with the Company being the surviving corporation. ATI, as of the date of the merger, will have 2,457,613 shares issued and outstanding. ATI's shareholders will receive one fully paid and non-assessable share of the Company's Common Stock.

     Accounting Treatment. The Merger will be accounted for as a pooling of interests transaction, in accordance with generally accepted accounting principles, so that there will not be any adjustments to the carrying value of ATI's assets and liabilities reflecting their fair values at the date of the Merger.

     Federal Income Tax Consequences of the Transaction. The tax consequences of the Merger are as follows: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (the "Code"); (ii) no gain or loss will be recognized by ATI or the Company as a result of the Merger, (iii) no gain or loss will be recognized by a stockholder of ATI who exchanges all of such stockholder's ATI Common Stock solely for shares of Company Common Stock; (iv) the basis of shares of Company Common Stock to be received by a stockholder of ATI will be the same as the basis of the ATI Common Stock surrendered in exchange therefor; and
(v)
the holding period of the shares of Company Common Stock to be received by a stockholder of ATI will include the period during which the stockholder held the shares of ATI Common Stock surrendered in exchange therefor, provided that such ATI Common Stock is held as a capital asset by such stockholder at the Effective Date.

         Cash payments made to the U.S. residents who are holders of ATI Common Stock upon the exchange thereof in connection with the Merger for Dissenting Shares (other than certain exempt entities and persons) will be subject to a 31.0% backup withholding tax under federal income tax law unless certain requirements are met. Generally, the Company will be required to deduct and withhold the tax upon the following events: (i) the stockholder fails to furnish a taxpayer identification number ("TIN") or fails to certify under penalty of perjury that such TIN is correct; (ii) the Internal Revenue Service ("IRS") notifies the Company that the TIN furnished by the stockholder is incorrect; (iii) the IRS notifies the Company that the stockholder has failed to report interest, dividends or original issue discount in the past, or (iv) there has been a failure by the stockholder to certify under penalty of perjury that such stockholder is not subject to the 31.0% backup withholding tax. Any amounts withheld in collection of the 31.0% backup withholding tax will reduce the federal income tax liability of the stockholders from whom such tax was withheld. The TIN of an individual stockholder is that stockholder's Social Security number.

     The Company has not obtained any reports, opinions or appraisals from any third parties with respect to this transaction.

         THE FOREGOING CONSTITUTES ONLY A GENERAL DESCRIPTION OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, WITHOUT CONSIDERATION OF THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH STOCKHOLDER'S SITUATION INCLUDING TAXES THAT MAY OR MAY NOT BE IMPOSED IN CANADA. A GENERAL DESCRIPTION OF THE TAX CONSEQUENCES TO CANADIAN SHAREHOLDERS WITHOUT CONSIDERATION OF THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH CANADIAN STOCKHOLDER'S SITUATION CAN BE FOUND IN THE OPINION OF THE INDEPENDENT ACCOUNTANTS ATTACHED HERETO. EACH STOCKHOLDER IS ENCOURAGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL
ADVISORS
AS TO PARTICULAR FACTS AND CIRCUMSTANCES WHICH MAY BE UNIQUE TO SUCH STOCKHOLDER AND NOT COMMON TO STOCKHOLDERS AS A WHOLE AND ALSO AS TO ANY ESTATE, GIFT, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES ARISING OUT OF THE MERGER AND/OR ANY SALE THEREAFTER OF THE COMPANY COMMON STOCK RECEIVED IN THE MERGER.


                         PRO FORMA FINANCIAL INFORMATION

                PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                JUNE 30, 1998
                               (Unaudited)

     The following pro forma combined condensed balance sheet gives effect to the proposed Merger between the Company and ATI described elsewhere herein. This statement combines the audited June 30, 1998, balance sheet of the Company and the audited June 30, 1998, balance sheet of ATI and assumes the Merger was accounted for as a pooling of interests. The terms of the Merger call for the Company to exchange one share of its Common Stock for each ATI common share. The pro forma data does not purport to be indicative of the results that would actually have been reported if the Merger had been in effect or which may be reported in the future. This statement should be read in conjunction with the accompanying note, the pro forma combined condensed statements of income and the respective historical consolidated financial statements and related notes of the Company and ATI included elsewhere herein.


                                     ASSETS
                                          June 30, 1998
______________________________________________________________________________

                                    (U.S. Dollars)

                                                                        Pro
                                                                       Forma
                           The Company          ATI                   Combined
                      ________________________________________________________
CURRENT ASSETS:
   Cash                       60,000           2,957                    62,957
   Receivables and            25,000          67,693                    92,693
   prepaid expenses                            1,904                     1,904
      Total current                          -------                   -------
      Assets                  85,000          72,554                   157,554

CAPITAL ASSETS                               105,860                   105,860
                                             -------                   -------
   Total                      85,000         178,414                   263,414


                          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and
     accrued liabilities           0         287,166                   287,166
   Deferred revenue                0         102,686                   102,686
   Current portion
    of long-term debt              0         100,000                   100,000
   Current portion
    of capital lease               0          33,095                    33,095
      Total current          -------         -------                   -------
      Liabilities                  0         522,947                   522,947

LONG TERM DEBT                               132,707                   132,707
Deferred revenue and
Obligation                         0           2,105                     2,105
                            --------         -------                   -------
   Total liabilities               0         657,759                   657,759
SHAREHOLDERS' EQUITY
(DEFICIENCY)
   Share capital              85,000       4,179,522                 4,264,522
   Deficit                         0      (4,658,867)
(4,658,867)
      Total shareholders'    -------      -----------
-----------
      Equity                  85,000        (479,345)
(394,345)

   PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME YEAR ENDED JUNE 30, 1998
                                 (Unaudited)

     The following pro forma combined condensed statement of income combines the historical statements of income of ATI and the Company for the year ended June 30, 1998. This pro forma statement assumes the Merger described elsewhere herein was effective as of July 1, 1998, and that the Merger was accounted for as a pooling of interests. The pro forma data do not purport to be indicative of the results that would actually have been reported if the Merger had been in effect or which may be reported in the future. This statement should be read in conjunction with the accompanying note, the pro forma combined condensed balance sheet and the respective historical consolidated financial statements and related notes of ATI and the Company included elsewhere herein.

                                    Year Ended June 30, 1998

                                                                   Pro
                                 The                               Forma
                             Company               ATI             Combined
                           ---------            ------             -----------
REVENUES:
  Sales                            0             339,784           339,784

EXPENSES

 Selling, general
  and administrative,
  depreciation and  Other          0             705,507           705,507
 Interest and other
  Income                           0                 297               297
                           ---------           ---------          --------
 Income from continuing
  Operations                       0            (365,426)         (365,426)



           Note To Pro Forma Combined Condensed Statement Of Income

      Nonrecurring charges or credits directly attributable to the Merger were not considered in the pro forma condensed income statement. Such charges or credits and related tax effects which result directly from the Merger and which will be included in the income of the Company within the 12 months succeeding the transaction will be disclosed separately.

              Material Contracts with the Company Being Acquired

     Other than the Merger Agreement, no material contracts exist between the Company and ATI. However, of the four directors of the Company, three are directors of ATI and are the only directors of ATI. The common directors are Mike Sintichakis, Edson Ng, and Eileen Keogh. The only remaining director of the Company is Mr. Nick Sintichakis who is the son of Mike Sintichakis. Moreover, Mike Sintichakis and Edson Ng own a controlling interest in ATI.

     The Company has not hired an expert or counsel on a contingent basis in connection with this Joint Proxy Statement-Prospectus or the Merger.

             Disclosure Of Commission Position On Indemnification
                       For Securities Act Liabilities

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


            DESCRIPTION OF THE BUSINESS OF THE ACQUIRING COMPANY

     The Company was organized under the laws of the State of Nevada on August 19, 1994 as Spectral Innovations (1994), Inc. and was organized as a closely held corporation. Mike Sintichakis became the President at the Company's inception and ATI was its sole shareholder until 1998.
     The directors of the Company are Mike Sintichakis, Nick Sintichakis, Edson Ng, and Eileen Keogh. Mike Sintichakis is the President and Nick Sintichakis is the Secretary. On May 28, 1998, the directors and the sole shareholder passed a resolution to change the name of Spectral Innovations
(1994), Inc. to Aztek Inc. The Amended and Restated Articles of Incorporation effecting the name change were filed with the Secretary of State of the State of Nevada and accepted on June 8, 1998. In addition to effecting the name changes, the Amended and Restated Articles increased the amount of shares authorized from twenty-five thousand shares to one hundred million shares.

     The Company has not transacted any business since its inception. It currently has no principal products or services, no competition, no customers, no intellectual property and is not subject to any governmental regulations. After the Merger and the date its Registration Statement filed on this Form S-4 becomes effective, the Company will be subject to the state and federal securities laws. The Company has no employees other than its officers and directors. Currently, the officers and directors receive no salary.

                           Description Of Property

      The Company's headquarters is at 1575 Delucchi Lane, Suite #40, Reno, Nevada 89502. The headquarters consist of approximately 150 square feet of office space. The lease is on a month to month basis and is paid to Meadow Wood Crown Plaza. The office is in a new office building located conveniently to downtown Reno and the local airport.

                              Legal Proceedings

     The Company is not aware of any legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking industries, or findings of securities or commodities law violations.

                         Market For Common Equity And
                         Related Stockholder Matters
     No public trading market exists for the Company's securities. The Company was initially incorporated as a closely held corporation and became a standard Corporation in June 1998. Subsequent to the Merger, the shareholders of ATI will be the shareholders of record of the Company and the Company will seek to have its shares traded on the OTC Bulletin Board.

    Approximately one million shares of the Company's Common Stock are allotted as Bonus Shares to be issued to the following directors: Mike Sintichakis; Edson Ng; Eileen Keogh; and Nick Sintichakis. The Bonus Shares will be issued at US$.01 per share to individual directors at intervals based on the individual's performance and upon the Company reaching working capital in the following amounts per share at the following times:

Year one:         $.05 per share of working capital
Year two:         $.10 per share of working capital
Year three:       $.20 per share of working capital
Year four:        $.30 per share of working capital
Year five:        $.40 per share of working capital

     The maximum amount of Bonus Shares that may be issued in any one year is two hundred thousand shares or twenty percent of each director's allotted share.

     The Company's shares for which there is no established public market cannot be sold pursuant to Rule 144 under the Securities Act. The Company has not agreed to register such shares under the Securities Act for sale by security holders. The shares that are currently issued and outstanding are not and have not been proposed to be publicly offered by the Company and therefore, cannot have a material effect on the market price of the Company's common equity.

                                   Holders

  On July 22, 1998, there were six holders of record of the Company's Common Stock.

                                  Dividends

     The Company has declared no dividends, cash or otherwise, in the last two fiscal years and does not plan to pay any dividends in the foreseeable future. The payment of dividends will depend upon the Company's assumption of ATI's debt and short-term and long-term cash availability, working capital needs and other factors as determined by the Company's Board of Directors.

                         Management's Discussion And
                        Analysis Or Plan Of Operation

     THIS JOINT PROXY STATEMENT-PROSPECTUS AND REGISTRATION STATEMENT ON FORM S-4 CONTAINS FORWARD LOOKING REPRESENTATIONS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD LOOKING REPRESENTATIONS.

     After the Merger, the Company will assume the obligations of ATI and proceed in the course of business initiated by ATI. The Company anticipates that after the Merger, sales will increase through the 1998-1999 Period upon meeting the following objectives: the Company completes new product development initiated by ATI; the Company acquires the assets of Qdata Software Inc.; and the Company completes the acquisitions of two small vendors as initiated by ATI. The financial statements of the companies to be acquired are not material. The acquisitions are in progress to the extent that brief letters of intent have been signed by ATI and the companies to be acquired. The acquisitions are in progress to the extent that the parties have come to terms with respect to the fact that one company has agreed, in principle, to be acquired by another.

     The Company will pursue a market consolidation strategy initiated by ATI. ATI has initiated several acquisitions. The Company will proceed with each acquisition that ATI has initiated. As such, it will continue to acquire independent software companies such as ResponseWare Corp. The independent software companies develop, market, and support their own proprietary products. Once an acquired company is consolidated, the Company must execute the preexisting contractual obligations of the former independent company. Through the consolidation process, the various proprietary products inherited through acquisition will be replaced by the Company's new products.
By consolidating products, the Company will centralize product development and secondary support. The acquired companies will focus on new sales, systems implementation, training and primary support within their sales territories. The consolidation strategy also includes centralized marketing programs and administration. The Company will assume the obligations of two letters of intent signed by ATI to acquire to independent computer software companies. The letters of intent require ATI to complete its financing which should be complete prior to the Merger. Then the Company and the companies to be acquired must complete their respective due diligence and finalize the terms and conditions of the purchase agreements.

     At the present time, ATI has executed two letters of intent with independent software producers, Concord Consultants Limited of Richmond, British Columbia and Harrison Muirhead Systems Inc. of Edmonton, Alberta. Negotiations are continuing with both companies. The Company has been in negotiations with a third company to acquire that company's assets. A copy of the two letters of intent are attached as exhibits to the registration statement on Form S-4 as material contracts. Two of the companies to be acquired are two closely held non-public Canadian companies. These companies do not have audited financial statements and they have not released financial statements to ATI. The acquisitions with the two Canadian companies are contingent upon ATI's success in raising capital through a pending private placement.

     The third acquisition will be an acquisition of assets from a closely held Barbados corporation. The Company will issue its shares as consideration for the assets. The assets consist of software that can be marketed by the Company. The Company will not assume the liabilities or ongoing expenses of the Barbados company.

                               Year 2000 Issues

    ATI acquired ResponseWare Corp., the producer of ResponseWare software applications. The ResponseWare software as acquired by ATI was not Year 2000 compliant. Pursuant to software maintenance contracts, ATI continues to service customers that purchased the software. ATI has developed a system to address the Year 2000 issues and therefore does not anticipate any adverse impact on the Company after the Merger. A key component of the conversion effort is development of a conversion utility program to automate the process. The conversion tool has been completed and is currently in use to convert the ResponseWare applications. After the Merger, the Company will assume ATI's obligations to supply the Year 2000 compliant products to all ResponseWare customers who are under the software maintenance contracts. ATI began supplying these products in March 1998 and the Company anticipates that it will fulfill the obligations by June 1999.

                               External Funding

     The Company will benefit from a pending ATI offering under Regulation
D. In this offering, ATI is seeking to sale 406,504 shares of ATI Common Stock that were registered under Section 12(g) of the Securities Exchange Act of 1934. The Company should ultimately net approximately US$1,000,000. The cash infusion will enhance the Company's efforts to resolve the deficiency in operating capital that will exist after the Merger. The injection will finance the recruitment of VARs and enhance marketing efforts. The injection of capital will allow the Company to substantially reduce existing debt, complete the rewriting of existing software programs, and result in a material improvement in the financial condition of the Company.

                Changes In And Disagreements With Accountants
                   On Accounting And Financial Disclosure

     The Company has not transacted any business since its inception. As such, the Company first engaged its accounting firm to audit its financial statements for this Joint Proxy Statement-Prospectus and registration on Form S-4. Thus, there has been no change in or disagreement with accountants.

            PART C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

                             Description Of Business

    ATI was incorporated on July 11, 1979, by filing and registering its articles with the British Columbia Registar of Companies. Over the last three years, ATI has expanded its business focus and capabilities following several acquisitions. On September 30, 1994, ATI acquired all of the issued and outstanding shares of ResponseWare Corporation, a developer of municipal government software including general accounting and payroll systems and specialized systems such as property taxation, utility billing and building permits. This acquisition allowed ATI to further diversify its operations within the computer hardware, software and telecommunications market and to expand the existing forty-five (45) municipal and private sector clients of
ResponseWare.   The software license agreement is the same for all forty-five municipalities and does not differ in any material respects. ATI continues to support and service the ResponseWare software and client base as its primary source of revenue. On August 21, 1995, ATI acquired the assets and business of Helix Technologies Limited, a consulting and systems integration firm specializing in technology for mobile work force automation. ATI has completed contracted projects from the acquisition and currently has no contracts for work in this area. After the Merger, mobile work force automation technologies will be incorporated into future products which have yet to be developed. The Company also continues to pursue further project-based contracts in the area of work force automation technologies.

     ATI is a small Canadian computer software company with its headquarters located in Kelona, British Columbia, Canada. ATI employs fourteen people on a full time basis. On December 9, 1996, ATI's name changed to Aztek Technologies, Inc. from Consolidated McKinney Resources, Inc. On December 9, 1996, ATI received approval from the Vancouver Stock Exchange to resume trading following a change in business focus. ATI changed it business focus from mining to high technology. ATI develops and markets computer software applications to municipal governments and to a lesser extent, the private sector in Western Canada. In the private sector ATI's focus is primarily human resources and payroll related software, service and maintenance. ATI distributes its products through direct sales.

     Competition. The primary source of competition comes from small to mid-sized municipal government marketers and regional vendors, specialized departmental solution providers and in-house developed systems. The majority of the market is dominated by regional venders. However, mounting pressure to deliver current technology is increasing at a time when funding for new development is difficult to achieve. ATI's products are designed to take advantage of business intelligence tools and software. Frequently, municipalities create and maintain information and data with limited support staff. ATI's software applications can accommodate customer-developed enhancements better than alternative technologies.

     Customer base. ATI's customer base consists of diverse small municipalities in various parts of western Canada. ATI is not dependent on a few customers to generate revenue. ATI intends to expand its customer base beyond its current level. The typical client for ATI is a municipality with 10,000 to 250,000 residents. Even though ATI works with municipal governments, its principal products and services are not subject to governmental approval. The effects of existing or probable existing governmental regulations is not expected to have a material effect.

     Current Business Status. ATI has on-going contracts with municipal vendors that were initially negotiated between ResponseWare and ResponseWare's customers. Following the consolidation between ATI and ResponseWare, ATI incurred the responsibility for performance of the duties of the licensor pursuant to the terms and conditions set forth in the agreements.
The contact permits the licensees the nonexclusive use of ATI's software in exchange for payment of fees. The license agreement also addresses delivery of the software, installation and training, warranties, and confidentiality provisions prohibiting the user from disclosing trade secrets to any third parties.

     ATI's current products, which consist solely of computer programs, were developed by ResponseWare. Currently, these products are not being manufactured because they cannot take advantage of personal computer environments; however, ATI continues to provide support and maintenance for the current product line. ATI's products are sold directly to the current customers. ATI continues to develop new products. After the Merger, the Company will market and distribute the products through direct sales, value added resellers, telemarketing and advertising through print media.

     ATI is also pursuing financing through agreements with Equitrade Securities Corporation for $1,000,000.00 (One Million Dollars) to be used towards new product development and acquisitions. ATI expects to receive the one million dollars prior to the Merger.

     Operating Divisions. ATI has four operating divisions. Unless otherwise specified, the description of the services and products are explained in the content of their usage in various Canadian municipalities. Although ATI intends to expand to the U.S. markets, its products and services
are primarily used by Canadian municipalities.   The business activities of
each division of ATI are set forth below.

Business Solutions Division

     The Business Solutions Division is responsible for development and support of core business software products. Products included are accounting systems, payroll/human resource management systems, and specialized municipal government systems such as utility billing, property taxation, building permits, and tracking the issuance of various items for municipal governments. This division maintains and supports the ResponseWare software since they are all core business applications. The division is also responsible for development of new products to replace ResponseWare products and other proprietary software products that the Company will inherit through future acquisitions. At present, the Business Solutions Division generates over 90% of ATI's revenue.

Mobile Technologies Division

     The Mobile Technologies Division is focused on software for workers in field operations such as building code inspectors, parking and bylaws enforcement officers and maintenance crews. Mobile technologies include handheld computers, pen-based computers, bar code devices and wireless communications. The division provides consulting and custom developed software on a time and materials basis. No contracts for these services exist at this time although ATI actively pursues opportunities. ATI intends to develop mobile work force systems in the future to complement the new systems developed by the Business Solutions Division. ATI has no completed products at this time. Funding for these products will come from either cash flow or future investment financing.

Electronic Commerce Division
     ATI has pursued, and continues to pursue opportunities to develop systems for electronic commerce using Internet and Electronic Data Interchange
("EDI") technologies. To date, ATI has not secured contracts in this area. ATI plans to enhance the capabilities of the existing and future products from the Business Solutions Division to include support for electronic commerce. For example, the Parking and Bylaw Enforcement system could be enhanced to allow payments of fines on the Internet. Building permits could be applied for and paid on the Internet. Funding for these products will come from either cash flow or future investment financing. ATI has not finalized the funding requirements.

Professional Services Division

     The Professional Services Division is responsible for general consulting, project management, and custom software development services.
ATI
markets these services to its own clients that use products from the Business Solutions Division. The division also pursues general consulting and software development opportunities to customers that use products from the Business Solutions Division but are not in ATI's client base. The division also pursues general consulting and software development opportunities outside of its client base. At present, the Professional Services Division generates less than 10% of ATI's revenues.

     Current Status of ATI. On September 30, 1994, ATI acquired all of the issued and outstanding shares of ResponseWare Corp. This acquisition allowed ATI to further diversify its operations with the computer hardware, software and telecommunications market to expand the existing forty-five (45) municipal and private sector clients of ResponseWare. ResponsWare designed its software primarily for use by small to medium-sized municipal governments and corporations to meet their human resources and payroll applications.
     ATI is proceeding to rewrite its existing municipal applications using client server and object oriented technologies. Client server technology refers to the relationship between two types of computers - a server computer and a client computer. The server is a high-powered computer that stores both software applications and files. The server can be a mainframe, mini-computer, or a personal computer. The client computer is a personal computer with software that handles functions such as the appearance on the computer screen, sorting data, and performing calculations.

     In client server technology, the software runs on both the server and client computers. Software on the server allows client computers to access information, and sometimes applications, on the server. The server software manages the client computers' access to information. Multiple client computers can access the server at the same time. Client server technology takes advantage of the power and flexibility of personal computers while providing centralized control of data. The technology also allows a client computer to pass on "heavy duty" computing tasks to the server. Object oriented technology is a computer software programming technique supported by a number of common programming technologies. The most common technology is known as Java. The benefit of object oriented technology is increased productivity through building programs by copying or modifying existing parts and easier software maintenance.

     ATI's products are based on a 3-Tier client server architecture. The 3-Tier architecture extends the client server concept such that a client computer may access multiple servers simultaneously. A client computer may access certain information from a corporate server, other information from a departmental server, and integrate the information from both sources.

     Customers use certain mouse and graphical user interface oriented applications. A graphical user interface is a technology that gives software programs a user-friendly appearance on the computer screen. An example of a graphical user interface is the commonly used Windows operating system. A commonly known non-graphical user interface is MS-DOS. The products are designed to operate as independent systems and together as integrated solutions. The products offer ease of use and flexible configuration to meet customer demands and expectations. Configuration refers to a specific combination of software programs contained in a specific software application. The new products are designed to address both public and private sector markets.

     ATI's products are software applications commonly referred to as computer programs. The software programs are designed to execute tasks described by the name of the program. The names of ATI's computer software programs are as follows: General Accounting & Fund Accounting; Accounts Payable; Purchase Order Control; Payroll; Cash Receipts, Job & Project Accounting; Budgeting; Financial Reporting; Taxation; Personnel Data; Human Resource Management; Property Information System; Street Guide; Geographic Information System Interface; Facilities Booking; Parks and Recreation Management; Utility Customer Information; Inspection Management; Permit Systems; Animal Licenses; Business Licenses; Election Management; Parking Enforcement; Maintenance Management; Request for Service; Voter Registration and Local Improvement.

                           Description Of Property

     ATI's headquarters is located at 246 Lawrence Avenue, Kelowna, British Columbia V1Y 6L3, Canada. The headquarters consist of approximately 1,500 square feet. The lease is month-to-month and ATI pays rent to a company
controlled by the spouse of an ATI director.   ATI also leases 4,000 square
feet of office space at 6450 Roberts Street, Burnaby, British Columbia V5G 4EI, Canada.

                              Legal Proceedings

ATI is not a party to any legal proceedings.

                         Market For Common Equity And
                         Related Stockholder Matters

     On September 12, 1980, ATI's Common Stock began trading on the Vancouver Stock Exchange under the symbol CKY. On July 29, 1997, ATI obtained the approval to trade on the OTC Bulletin Board under the symbol AZTKF. Management decided to list ATI on the OTC Bulletin Board because of a combination of the perceived prestige factor, the potential for a greater investor base and the possibility of participation in a new market. The dual listing on the Vancouver Stock Exchange and the OTC Bulletin Board allows
investors to trade the securities in Canada and the United States.   With
respect to the OTC Bulletin Board, there is no established public trading market for ATI's Common Stock notwithstanding limited or sporadic quotes.
The following table sets forth the high and low sales prices for each quarter within the last two fiscal years. The prices are depicted in Canadian dollars.




Common Stock



     Period              Low Bid                High Bid


Fiscal 1998
      First Quarter       1.06                      2.45
      Second Quarter      0.72                      1.75
      Third Quarter        .75                      1.26
      Fourth Quarter       .62                      1.80

Fiscal 1997

      First Quarter       No trading
      Second Quarter      1.20                      1.55
      Third Quarter       1.75                      2.40
      Fourth Quarter      1.25                      1.80




     ATI's stock was listed on the OTC Bulletin Board on September 30, 1997,
at $1.50.   The quotation reflects inter-dealer prices, without retail mark-ups, mark-down or commission and may not represent and actual transaction.

                           Holders Of Common Stock
   On June 30, 1998, there were approximately 347 holders of record of ATI's Common Stock. Some shares are held in trust by broker-dealers for the shareholders of ATI's predecessor, Consolidated McKinney. Following the name change and business reorganization, several shareholders failed to tender their Consolidated McKinney stock certificates in exchange for ATI stock certificates.

                                  Dividends

     ATI has declared no dividends, cash or otherwise, in the last five years and does not plan to pay any dividends prior to the Merger.


                         Management's Discussion And
                        Analysis Or Plan Of Operation

IN REVIEWING THE MANAGEMENT'S DISCUSSION AND ANALYSIS, REFERENCE SHOULD BE MADE TO ATI'S FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED AS AN EXHIBIT TO THIS JOINT PROXY STATEMENT-PROSPECTUS. THE REFERENCES TO MONETARY UNITS OR
DOLLARS IN THE INSTANT JOINT PROXY STATEMENT-PROSPECTUS AND SUPPORTING FINANCIAL STATEMENTS SHALL MEAN CANADIAN DOLLARS UNLESS OTHERWISE SPECIFIED. THE FINANCIAL STATEMENTS FOR ATI ARE PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. PROVISIONS FOR DIFFERENCES IN REPORTING IN CANADA AND THE UNITED STATES ARE PROVIDED FOR BELOW THE AUDITOR'S REPORT IN THE FINANCIAL STATEMENTS.

TWELVE MONTHS ENDED JUNE 30, 1998 (THE "1998 PERIOD"), COMPARED WITH TWELVE MONTHS ENDED JUNE 30, 1997 (THE "1997 PERIOD"). THE 1998 PERIOD IS DEFINED AS THE FISCAL YEAR FOR ATI, WHICH IS JULY 1,1997, TO JUNE 30, 1998.
     A loss in the 1998 Period decreased to ($365,426) from ($557,906) in the 1997 Period. Loss per share decreased to ($.18) in the 1998 Period from a loss of ($.38) in the 1997 Period. The 1998 period is ATI's fiscal year which is July 1, 1997, to June 30, 1998. The 1997 period is July 1, 1996, to June 30, 1997.

REVENUES

Net sales decreased $120,153 (26%) to $339,784 in the 1998 Period, from $459,937 in the 1997 Period. Sales declined because ATI has discontinued the sales of existing ResponseWare computer systems due to maintenance costs and the system's inability to take advantage of personal computer environments. The maintenance cost is the expense incurred by ATI to support existing
ResponseWare Products.    Even though ATI is not selling new ResponseWare
products, it continues to service, support, and develop product enhancements (software upgrades) for the ResponseWare product line. The ResponseWare products are software applications designed to address various financial and operational needs of municipal governments such as general ledger and funding accounting, accounts payable, purchase order control, payroll, budgeting, human resource management and voter registration in Canada. ATI is contractually obligated to provide maintenance services for the products already sold. Customers pay an annual fee for computer system maintenance. Despite the outdated nature of the ResponseWare products, they are reliable and ATI has a stable customer base that continues to pay the annual support fees. For those customers who are not parties to an annual service contract, ATI provides support and is compensated on a time and material basis.
Support and maintenance of ResponseWare products generate approximately, 90% of ATI's revenues. The revenues generated from the maintenance software is substantially less than the revenue generated by the sale of the software. Management's decision to cease the sales of new ResponseWare systems resulted in the loss of 26% or $120,153 of ATI's revenue for the last fiscal year.
ATI has purposefully and substantially reduced its efforts to market its current software because of the rewriting of the new software under current development.

     Moreover, the additional expenses of developing the new systems continue to be substantial relative to the current revenue generated by ATI. ATI has also incurred additional expenses including but not limited to legal and accounting fees in connection with the listing on the OTC Bulletin Board.
As discussed above, the Company, as the surviving entity of the Merger, anticipates that sales will increase in the 1998-1999 Period once the new product development is completed and after the pending acquisitions of small vendors.

OPERATING INCOME

     ATI experienced a decrease in operating expenses. Advertising and promotion expenses decreased to $4,382 (84%) for the 1998 Period from $27,770 for the 1997 Period. Prior to the 1997 Period, ATI did not advertise in the U.S. markets. Management decided to advertise its services and products in the U.S. print media causing a substantial increase in the advertising expense in the 1997 Period. In the 1998 Period, ATI discontinued its product advertising in all publications causing the substantial decrease in advertising expense. Filing and transfer fees decreased by $34,285 (82%) for the 1998 Period from $41,641 for the 1997 Period. The 1997 figure was extraordinary due to one-time fees paid to Standard and Poor's and the Vancouver Stock Exchange.

     Selling and marketing expenses decreased by $60,873 (98%) in the 1998 Period, from $61,914 for the 1997 Period. In 1997, ATI had attempted to market a product called Cognos, an accounting software program, and thereby incurred additional selling and marketing expenses. ATI reduced office and administration expenses by $19,217 (45%) for the 1998 Period, from $42,823 for the 1997 Period. The 1997 figure resulted from a reinstatement of trading on the Vancouver Stock Exchange.

     Management fees increased by $108,467 (119%) to $199,589 during the 1998 Period. The increased management fees resulted from a change in accounting for the work of ATI's managers. Previously, certain managers were on ATI's payroll. The expenses for paying these employees were accounted for as "wages, salaries and benefits." In the 1998 Period, these expenses were transferred to the account for management fees, causing the increase in management fees and part of the reduction in the "wages, salaries and benefits" account. The total reduction in "wages, salaries and benefits" was $152,147 (51%) from $298,082 during the 1997 Period. The balance of the reduction was from layoffs. When ATI discontinued development of its new systems, some employees were laid off due to a shortage of funds with which to pay those employees.

     As part of its efforts to make the existence of the ATI known to the investing public, ATI paid $32,309 to investor relations firms. ATI incurred the major portion of the expense during the 1998 Period.

OTHER INCOME (DEDUCTIONS) AND TAXES.

     The total interest ATI received decreased to $297 (95%) for the 1998 Period, from $5,629 for the 1997 Period. This is the interest charged on the outstanding accounts receivable. ATI was more aggressive in collecting receivables. ATI has losses available for income tax purposes totaling, approximately $1,252,000. The losses can be used to reduce taxable income of future years. The tax losses have not been used for the 1998 Period or the 1997 Period.

ASSETS AND LIABILITIES

     Cash and receivables changes resulted from several transactions. Though ATI ceased selling computer systems, it continues to provide support services for the systems it has already sold. ATI has support contracts with its customers, each expiring on a date certain. Upon the expiration of the support services contract, ATI receives a cash payment from the customer. Prior to receiving the payment, ATI carries the amount due on the contract as a receivable.

     Prepaid expenses included software consultants' fees, insurance premiums, storage, etc. In several cases, ATI prepays expenses by 12 months. ATI's major prepaid expense, insurance, begins in February.

     The changes in accounts payable resulted from ATI's liability to its president for salary. Though ATI incurs the salary expense, it has not paid Mr. Sintichakis. ATI carries the unpaid salary as an account payable. ATI rents space from its president's spouse. ATI has not paid its rent expense and thus, has carried the rent it owes as an account payable.

     Since the 1997 Period, ATI's current liability for royalties payable increased by $30,000 (30%) to $100,000 in the 1998 Period. ATI did not incur any additional royalties period. Rather, the $30,000 that caused the increase had been carried as a long-term debt in the 1997 Period. ATI is presently in default on repayment and is currently negotiating a revised payment schedule. ATI does not believe the debt will have an adverse effect on ATI's financial position or the results of future operations. ATI's long-term obligation under capital lease was reduced by $32,832 (98%) to $800 in the 1998 Period. The change in ATI's came as a result of $33,095 becoming due in the current year.

     ATI reduced its current portion of long-term debt by $136,241 (58%) by repaying its debt to ATI's president's spouse. The principal on the debt was C$150,000. ATI satisfied the debt by issuing 120,465 shares at C$1.38. The Vancouver Stock Exchange approved the transaction on July 30, 1997, and the Company paid the debt on July 30, 1997.

     The amount due to related parties increased $129,018 to $132,707 (3,497%) from $3,689 the previous year. The amount due represents loans made by Mr. Mike Sintichakis and members of his family to ATI to maintain levels of working capital sufficient for ATI to continue operating. The loans are not repayable prior to July 1999.

     When ATI acquired ResponseWare, it assumed ResponseWare's debt to International Business Machines ("IBM"). IBM financed the cost of ResponseWare installing new systems. The debt is $100,000 payable over ten months. ATI began paying the debt in December 1997. As of September 1997 the total amount of the debt was due within one year.

LIQUIDITY AND CAPITAL RESOURCES

   In the 1998 Period, ATI used $212,823 for operating activities. In addition to the net loss in the 1998 Period (365,426), the loss per share decreased to (0.18) from (0.38). In the 1998 Period, the end of year deficit increased to (4,658,867) compared to ($4,293,440) for the 1997 Period.
     ATI made a commitment to spend $75,000 to $100,000 for capital expenditures in connection with research and development of its new products for the 1998 Period. Actual expenditures totaled $61,235.80. Of this amount, ATI spent $20,533 for development of the Year 2000 tool. These expenditures are accounted for as part of wages, salaries and benefits. The products are expected to be completed and commercially available within 18 months subject to additional financing. ATI plans to operate exclusively through the support and maintenance of its existing software programs. There are 45 municipal and private sector customers using the existing programs.

     The first component of the external funding via Equitrade Securities Corp. has not materialized to date, and ATI cannot be certain such funding will become available to ATI in the 1999 Period. ATI estimates the anticipated cost of the acquisitions to be less than $200,000. ATI and the companies to be acquired have agreed, in principal, to the acquisitions. But, the specific terms or purchase price amounts have yet to be negotiated. In the absence of the equity funding through external funding sources, ATI will not be able to complete two of the three acquisitions.

TWELVE MONTHS ENDED JUNE 30, 1997 (THE "1997 PERIOD"), COMPARED WITH TWELVE MONTHS ENDED JUNE 30, 1996 (THE "1996 PERIOD"). THE 1997 PERIOD IS DEFINED AS THE FISCAL YEAR FOR THE COMPANY, WHICH IS JULY 1,1996, TO JUNE 30, 1997.

RESULTS OF OPERATIONS

     The loss in the 1997 Period increased to ($557,906) from (227,656) in the 1996 Period. Loss per share increased to ($.38) in the 1997 Period from a loss of ($.04) in the 1996 Period. The 1997 period is ATI's fiscal year which is July 1, 1996, to June 30, 1997. The 1996 period is defined as July 1, 1995, to June 30, 1996.

REVENUES

      Net sales decreased $68,985 (13%) to $459,937 in the 1997 Period, from $528,922 in the 1996 Period. Sales declined because ATI discontinued the sales of existing ResponseWare computer systems due to the cost of maintenance and the inability of the systems to take advantage of personal computer environments. Even though ATI was not selling new ResponseWare products, it continued to service, support, and develop product enhancements (software
upgrades) for the ResponseWare product line.   Management's decision to cease
the sales of new ResponseWare systems resulted in the loss of 13% or $68,895 of the ATI's revenue for the 1997 Period.

OPERATING INCOME

     The Company incurred a loss of ($564,538) from continuing operations before Other Income (Deductions) and Taxes in the 1997 Period compared with ($219,474) in the 1996 Period, an increase in losses of ($345,064). The primary reason for the increase in loss was increased advertising expenses, filing fees to Standard & Poor's and the Vancouver Stock Exchange and discontinuing sales of then-existing computer software programs.


OTHER INCOME (DEDUCTIONS) AND TAXES

     The total interest ATI received decreased to $5,629 (70%) for the 1997 Period, from $19,079 for the 1996 Period. ATI was more aggressive than in the past with respect to collecting amounts due ATI. ATI had losses available for income tax purposes totaling, approximately $1,343,000. The losses can be used to reduce taxable income of future years. The tax losses had not been used for the 1997 Period or the 1996 Period.


LIQUIDITY AND CAPITAL RESOURCES

     In the 1997 Period, $491,653 was used for operating activities of ATI. (Due to a clerical error, ATI reported in its SB-10 that $1,024,472 was used during this period.) In addition to the net loss in the 1997 Period ($557,906), the loss per share increased to ($.38) from ($.04). In the 1997 Period, the end of year deficit increased to ($4,293,440) compared to ($3,735,534) for the 1996 Period.

     Financing activities in the 1997 Period provided cash of $754,870 through the issuance of share capital in the amount of 1,042,130 shares. In the 1997 Period ATI received approval from the Vancouver Stock Exchange to convert the total loan amount of $166,243 into 120,465 shares of ATI's Common Stock. The loan was incurred to provide the necessary capital to acquire a small computer company in Canada. The shares have been issued and the debt has been fully satisfied. ATI did not incur any other long-term debt in the 1997 Period. As of September 30, 1997, ATI's long term debt was $13,196.
ATI
had also incurred expenses of $105,000 for legal and accounting fees related to registration and the sale of its shares, listing on the OTC Bulletin Board, and other offering costs.

                               External Funding

     ATI entered into an underwriting agreement with Equitrade Securities Corp. to infuse capital into ATI in an equity offering subject to the provisions of Regulation D. ATI has offered 406,504 of its Common Shares.
If the offering is fully subscribed, the shares sold will constitute 20% of the issued and outstanding Common Shares prior to the Merger. Pursuant to the
Merger, the subscribers of those shares will receive one share of the Company Common Stock.

                       Disagreements With Accountants
                    On Accounting And Financial Dislosure

ATI has not had any changes in or disagreements with its accountants.

                  PART D VOTING AND MANAGEMENT INFORMATION

                       Date, Time And Place Information

     The meeting of security holders of ATI Common Stock will be on October 1,1998, in the offices of Stephen K. Winters Law Corporation, 1010 Burrard Building, 1030 West Georgia St., Vancouver, B.C. V6E 2Y3, Canada at 9:00 a.m.
The address of ATI is as follows:   #5-246 Lawrence Ave., Kelowna, British
Columbia, V1Y 6L3. On June 30, 1998, the shareholders and directors of the Company held their annual and special meetings and unanimously approved the Merger.

     The approximate date on which the proxy statement and form of proxy are first to be sent or given to security holders is September 11, 1998. Proposals of stockholders intended to be presented at the 1999 annual meeting of Stockholders of the Company must be received by the Company no later than May 14, 1999, in order to be included in the proxy statement and form of proxy relating to such annual meeting. After July 28, 1998, a notice of a shareholder proposal submitted to the Company outside the processes of Rule 14a-8 of the Exchange Act shall be considered untimely.

                            Revocability Of Proxy

      If the enclosed Proxy is executed and returned, it will be voted on the proposals as indicated by the shareholder. The Proxy may be revoked by the shareholder at any time prior to its use by notice in writing to the Secretary of ATI, by executing a later dated proxy and delivering it to the ATI prior to the meeting or by voting in person at the meeting.

                       Dissenters' Rights of Appraisal

     Any shareholder of ATI on August 21, 1998, (the record date for purposes of determining who is entitled to notice of and to vote at the Annual and Extraordinary Meeting of Shareholders of the Company) who objects to the merger may dissent from the merger. Any such shareholder may demand in writing prior to the shareholders' meeting that, if the merger is consummated, ATI pay to him or her in cash the value of his or her present common stock. The shareholder must not then vote in favor of the Merger.
The
cash value to which such shareholder will be entitled is the value agreed upon or court determined, in the manner set forth below ("Dissenter's Value"). This statutory dissenter's right to payment of the Dissenter's Value of his or her common stock is mandated by section 207 of the British Columbia Company Act (the "Company Act") a copy of which is attached to this Joint Proxy Statement-Prospectus.

     ATI will provide the funds necessary to pay any holders of Common Stock who perfect their statutory dissenter's rights.

     Any such shareholder who contemplates the exercise of such dissenter's rights is urged to review carefully the provisions of the Company Act, particularly the procedural steps required to perfect the right to Dissenter's Value. The rights of dissenting shareholders to Dissenter's Value will be lost if the procedural requirements of the Company Act are not fully and precisely satisfied. If the right to Dissenter's Value is lost, the shareholder will be entitled to receive for each share of ATI Common Stock the number of shares of the Company's Common Stock as provided in the Merger Agreement.

     The procedural steps are set forth in the legal opinion of Mr. Steven K. Winters attached hereto as Annex A (to be read in conjunction with the full text of the Company Act and is qualified in its entirety by reference to the statute.

                        Persons Making the Solicitation

     This proxy statement is furnished in connection with the solicitation by the Board of Directors of Aztek Technologies Inc. ("ATI") of proxies for use at the Annual and Extraordinary Meeting of Stockholders of the Company to be held on October 1, 1998, and any adjournments thereof.

     There were outstanding at the close of business on August 21, 1998, the record date for determination of the stockholders of ATI entitled to notice of and to vote at the Annual Meeting, 2,457,613 shares of Common Stock of ATI entitled to one vote per share. Only stockholders of record on August 21, 1998, are entitled to notice of and to vote at the meeting. The proxy does not affect the right to vote in person at the meeting, and may be revoked at any time prior to the voting thereof. The presence in person or by proxy of the holders of shares representing a majority of all outstanding shares will constitute a quorum. The affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting is required for the adoption of the proposals described in this Proxy Statement.

     The Board of Directors knows of no other matters likely to be brought before the Annual Meeting other than those mentioned above. However, if any other matters not now known or determined, properly come before the meeting or any adjournments thereof, the persons named in the enclosed form of proxy will vote such proxy in accordance with their best judgment in such matters pursuant to discretionary authority granted in the proxy.

     Stockholders are urged to sign the accompanying form of proxy, solicited on behalf of the Board of Directors of ATI, and to return it at once in the envelope provided for that purpose. Proxies will be voted in accordance with the stockholders directions. If no direction is given, proxies will be voted in accordance with the recommendations of the Board of Directors set forth in this Proxy Statement. A stockholder who wishes to designate a person or persons to act as his or her proxy at the meeting, other than the proxies designated by the Board of Directors, may strike out the names appearing on the enclosed form of proxy, insert the name of any other such person or person, sign the form and transmit it directly to such other designated person or persons for use at the meeting.

     The expense of the Board of Directors' proxy solicitation will be borne by ATI. In addition to the solicitation of proxies by use of the mails, some of the officers, directors and regular employees of ATI (none of whom will receive additional compensation therefor) may solicit proxies by telephone, telegraph or personal interview. ATI will, upon request, reimburse nominees, custodians, and fiduciaries for the expenses in forwarding proxy material to their principals.

           Interest Of Certain Person In Matters To Be Acted Upon

     Certain members of ATI's management and its Board of Directors may be deemed to have certain interests in the Merger in addition to their interests as stockholders of ATI generally. ATI's Board of Directors was aware of these interests and considered them, among other matters, in unanimously approving the Merger Agreement.

     Officers and Board of Directors. Mike Sintichakis, Edson Ng, and Eileen Keogh constitute the entire Board of Directors of ATI and are also directors of the Company. The sole remaining director of the Company is Nick Sintichakis who is the son of Mike Sintichakis.

     Common Shares. In June 1998, the directors and officers named in the preceding paragraph purchased one million shares of the common stock of the Company at $.05 per share. The shares are to be distributed in twenty-four monthly installments beginning in June 1998. The total number of shares that will be distributed pursuant to the purchase constitute the total amount of shares that are issued and outstanding. The Company has no existing business at this time and will begin transacting business when it assumes the operations of ATI upon consummation of the Merger. Since ATI will cease to exist upon completion of the Merger, the net result will be that the above-named directors will each own a larger percentage in the combined company than they previously owned in ATI.

     Indemnification. To the extent permitted by law, the Articles of Incorporation of the Company and ATI contain an indemnification clause such that the Company or ATI will indemnify all directors and officers of the Company or ATI if any such directors or officers are named as a party or parties to a law suit as a result of serving as officers or directors of the Company or ATI. For limitations on indemnification, see "Disclosure of Commission Position on Indemnification for Securities Act Liabilities.

               Voting Securities And Principal Holders Thereof

     Shareholders of record at the close of business on August 21, 1998 will be entitled to vote on all matters. On the record date ATI had 2,457,613 shares of ATI Common Stock outstanding. The holders of ATI Common
Stock are entitled to one vote per share. ATI has no class of voting securities outstanding other than the ATI Common Stock.



                        Security Ownership Of Certain
                       Beneficial Owners And Management

            Security Ownership of Certain Beneficial Shareholders

                                 The Company
                  See "See Security Ownership of Management" below.

                                    ATI
  (1)               (2)                             (3)                (4)
Title of     Name and Address of            Amount and Nature      Percentage
of
Class        Beneficial Owner                of Beneficial Owner     Class
________________________________________________________________________________







Voting      Mike Sintichakis
Common      1802 Lipsett Crt.
            Kelowna, BC V1V 1X3                462,190                  27%

  "         Maria Sintichakis
            1802 Lipsett Crt.
            Kelowna, BC V1V 1X3                255,928                  12%

  "         Edson Ng
            623 Alpine Court
            North Vancouver, BC V7R 2L7        104,700                   7%
--------------------------------------------------------------------------------




                                               822,818                  46%


Mike Sintichakis has the right to acquire 90,000 shares at the exercise price of $1.82 within sixty days.
Edson Ng has the right to acquire 40,000 shares at the exercise price of
$1.82
within sixty days.

                 Security Ownership of Management as of June 30,
1998.

                                     The Company
  (1)               (2)                             (3)                (4)
Title of     Name and Address of            Amount and Nature      Percentage
of
Class        Beneficial Owner                of Beneficial Owner     Class
________________________________________________________________________________






Voting      Mike Sintichakis
Common      1802 Lipsett Crt.
            Kelowna, BC V1V 1X3                400,000                  40%
 "          Nick Sintichakis
            1802 Lipsett Crt.
            Kelowna, BC V1V 1X3                230,000                  23%

"           Dauna Potts
            882 Toovey Rd.
            Kelowna, BC                         10,000                   1%
"           Eileen Keogh
            508-2012 Fullerton Ave.
            Vancouver, BC V7P 3E3              120,000                  12%

  "         Edson Ng
            623 Alpine Court
            North Vancouver, BC V7R 2L7        240,000                  24%
--------------------------------------------------------------------------------






Directors and Management as a Group          1,000,000                100%


Under the terms of the subscription agreements, the Company will place the shares in a trust and distribute the shares in twenty-four monthly installments beginning in June 1998.

                                     ATI
  (1)               (2)                             (3)                (4)
Title of     Name and Address of            Amount and Nature      Percentage
of
Class        Beneficial Owner              of Beneficial Owner         Class
________________________________________________________________________________






Voting      Mike Sintichakis
Common      1802 Lipsett Crt.
            Kelowna, BC V1V 1X3                462,190                  27%

"           Eileen Keogh
            508-2012 Fullerton Ave.
            Vancouver, BC V7P 3E3               37,000                   4%

  "         Edson Ng
            623 Alpine Court
            North Vancouver, BC V7R 2L7        104,700                   7%
--------------------------------------------------------------------------------






Directors and Management as a Group            603,890                  38%


      Eileen Keogh has the right to acquire 40,000 shares at the exercise price of $1.82 in sixty days. For Mike Sintichakis and Edson Ng, see "Security Ownership of Certain Beneficial Owners" above.


                              Voting Procedures

     Two persons present and entitled to vote constitute a quorum at any general shareholders' meeting. A member may by proxy appoint a proxy holder to vote for him on a poll. Every shareholder who is present in person and entitled to vote at that occurrence shall have one vote and on a poll every member present in person or represented by proxy or other proper authority shall have one vote for each share of which he is the registered holder. The Company has no class of voting securities outstanding other than the Company
Common Stock.   Adoption of the Merger and the Merger Agreement will require that the votes cast favoring the Merger must exceed the votes cast opposing the Merger. The failure to return a properly executed proxy card or to vote in person ("abstention") at the Special Meeting will have the same effect as a vote in favor of the Merger. Similarly, "broker non-votes" (referring to instances where a broker or other nominee physically indicates on the proxy that, because it has not received instructions from beneficial owners, it does not have discretionary authority as to certain shares of ATI's Common Stock to vote on the proposal) will have the same effect as a vote in favor of the Merger. The proxies named in the enclosed proxy card may, at the direction of the Board, vote to adjourn or postpone the Special Meeting to another time or place for the purpose of soliciting additional proxies necessary for approval of a proposal or otherwise.

     If the accompanying proxy card is properly executed and returned to ATI in time to be voted at the Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL OF THE MERGER AND THE MERGER AGREEMENT. Except for procedural matters incident to the conduct of the Special Meeting, the Board of Directors of ATI does not know of any matters other than those described in the Notice of Special Meeting that are to come before the Special Meeting. If any other matters are properly brought before the Special Meeting, the persons named in the ATI proxy will vote the shares represented by such proxy on such matters as determined by a majority of ATI's Board of Directors.

                Directors, Executive Officers, Promoters And
            Control Persons Of The Surviving Or Acquiring Company

Name                Age               Position            Director Since

Mike Sintichakis    60                Director            August 1994
                                      President

Nick Sintichakis    33                Director            July 1994
                                      Secretary
                                      Treasurer

Edson Ng            34                Director            July 1998
Eileen Keogh        51                Director            July 1998


     Each director serves for a term of one year and is elected at the annual meeting of shareholders. The Company's officers are appointed by the Board of Directors and hold office at the discretion of the Board.

Mike Sintichakis. Mr. Sintichakis has over 27 years of experience as an entrepreneur and professional business manager. He has owned and operated seven corporations and presided as president of three other corporations. He received an Industrial Electrician Diploma from Greece in 1958. He has since specialized in acquiring, restructuring and growing small and mid-sized businesses in the hospitality, consumer services, automotive, leisure and manufacturing industries. He recently managed over 450 employees and consistently guided companies successfully through tremendous revenue growth.

Edson Ng.   Mr. Ng has earned a B.Sc. Degree in Mechanical Engineering from the University of Alberta. He is a registered Professional Engineer (P.Eng.) and a Certified Management Consultant. His career includes 7 years of systems engineering, marketing, consulting experience with IBM Canada Ltd., and 4 years as founder and president of Advance Mobility Systems Integration Inc. Mr. Ng has been involved with various business ventures throughout his career.
Eileen Keogh. Ms. Keogh received a B.A. degree in Mathematics from Dickinson College, Pennsylvania. She has over 29 years of consulting experience in information systems design, development, and implementation. Throughout her career in the computer industry she has served as Director of Development, Systems Architect, Project Manager, Team Leader, Data and Press Modeler, Methodologies Expert, Technical Designer, Systems and Applications Programmer/analyst, Trainer and Mentor. Ms. Keogh is an expert in client/server and object oriented software design and development on a variety of platforms. She gained seven years of software development experience with IBM Canada Ltd., IBM UK and IBM Corporation in New York. Her consulting projects include working for Prologic Computer Company, Solutions for Government, Fletcher Challenge, Alcan Canada, Insurance Bureau of Canada, Toronto Stock Exchange and the Bank of Montreal.

Nick Sintichakis. Mr. Nick Sintichakis is the Secretary of Aztek Inc. He presently serves as President of Christopher's Steak & Seafood Restaurant and has held that position for over nine years. He was also a director of Yamas Taverna Inc., a restaurant in Kelowna, British Columbia for over five year
s.  For ten years he was the manager of Caribou Restaurant.

                 Executive Compensation Of The Directors And
           Executive Officers of The Surviving Or Acquiring Company

     The members of the Board of Directors of the Company and the officers of the Company presently do not receive compensation for serving as directors and officers. Upon consummation of the Merger, the Company will assume the obligations of ATI for executive compensation. The table below sets forth the compensation of the key executives of ATI.

                                                         Long Term
Compensation
--------------------------------------------------------------------------------






                       Annual Compensation          Awards            Payouts
--------------------------------------------------------------------------------






                                                        Securities
                                                            &
Name and                            Other     Restricted Underlying
Compen-
Principal         Salary            Annual       Stock   Options    LTIP
sation
Position    Year   (1)     Bonus Compensation    Awards  /SARS(#)  Payouts
(3)
--------------------------------------------------------------------------------





Mike
Sintichakis 1997  $72,000    0      0               0     90,000     0
none
President,                                                options
Director

Edson Ng    1997  $60,000    0      0               0     40,000     0
none
Vice Pres.                                                options
President of
Operations

Eileen
  Keogh     1997  $60,000    0      0               0     40,000     0
none
Director                                                  options
R&D



 (1) The salary is reflected in Canadian dollars and was paid in Canadian dollars.

     Retirement plan. ATI does not have a retirement plan at present, but the Company intends to implement one after the Merger once the Company becomes profitable.

     Employment contracts, Termination of Employment and Change in Control Agreements. At present, ATI has no employment contract with any of its employees.

     Compensation Committee, Interlocks and Insider Participation. Neither ATI or the Company has a compensation committee; rather the Boards of Directors perform the functions that would otherwise be performed by a compensation committee.

                Certain Relationships And Related Transactions

      Nick Sintichakis, a director of the Company, is the son of Mike Sintichakis, the president and a director of the Company. No other family relationships exist among directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers and no such relationships exist among the directors and officers of ATI.

   No transactions exists with respect to the Company in which a director or immediate family member of a director had a material interest. With respect to ATI, in 1995 the spouse of the president of the ATI loaned approximately $150,000 (plus interest of $16,241) for a sum total of $166,241 to ATI, who used the loan proceeds to acquire a small Canadian computer vendor. ATI sought the approval of the Vancouver Stock Exchange to issue 120,465 shares of common stock at $1.38 CND to satisfy the then existing debt. The Vancouver
Stock Exchange granted approval on July 30, 1997 and the debt was satisfied on July 30, 1997.
     Transactions with Promoters. The promoters of the Company are Mike Sintichakis, Nick Sintichakis, Dauna Potts, Eileen Keogh and Edson Ng. The following table sets forth the amounts received by the promoters and the Company.

Name and address of                       Amount of    Amount of
Of Promoter                                Shares      Bonus Shares

Mike Sintichakis
1802 Lipsett Crt.
Kelowna, BC V1V 1X3                      400,000         400,000

Nick Sintichakis
1802 Lipsett Crt.
Kelowna, BC V1V 1X3                      230,000         200,000

Dauna Potts
882 Toovey Rd.
Kelowna, BC                               10,000           0

Eileen Keogh
508-2012 Fullerton Ave.
Vancouver, BC V7P 3E3                     120,000       200,000

Edson Ng
623 Alpine Court
North Vancouver, BC V7R 2L7               240,000       200,000


     The promoters purchased the Shares, par value $.001, at $.05 per share. Though the shares were fully paid for in advance, they are subject to a restriction by which the shares are placed into a trust to be released in twenty-four monthly installments. Each promoter is serving as a director or officer. If a promoter leaves for any reason including termination, the undistributed shares can be distributed to another employee, director or officer. The recipient in such a transfer must pay the prior shareholder US$.05 per share plus six percent interest per annum effective on the day of transfer.

     The promoters purchased the Bonus Shares, par value $.001, at $.01 per share. The shares are only to be released upon specific conditions consisting of the director's, officer's or employee's satisfactory performance and the Company's accumulation of working capital per share in the following amounts per year:
Year one:     $.05
Year two:     $.10
Year three:   $.20
Year four:    $.30
Year five:    $.40

     A maximum of 20% of each purchaser's Bonus Shares may be issued in any one year. Unissued Bonus Shares expire June 12, 2003. If an owner of Bonus Shares is no longer employed by the Company, including by termination, the Board of Directors, in its discretion, may transfer any Bonus Shares that have not been issued to a new director, officer or employee. The transferee must pay the original purchaser US$.01 per share including six percent interest per annum within thirty days.

     There are no affiliates of the Company or ATI that have any material interest, direct or indirect, by security holdings or otherwise, in the proposed Merger.

                                  PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS

                  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                  The Company

     Officers and Directors are indemnified and held harmless by the Company to the fullest extent authorized by the Nevada General Corporation Law against expense liability and loss where named a party or threatened to be named a party to any type of action or proceeding. The officer or directors who make such claim must be reimbursed by the Company within ninety days. Failure by the Company to make such payment entitles the officer or director to bring suit against the Company and if a judgment is rendered in favor of the officer or director, the Company will be responsible for such costs. The Company may claim as a defense that the officer of director did not meet the standards of conduct which makes indemnification permissible under the Nevada General Corporation Law but the burden of proving such a defense rests with the Company.

     Nevada General Corporation Law Section 78.7502 provides that a corporation may indemnify a director or an officer against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action. The director or officer must have acted in good faith or believed his or her actions were not unlawful. The corporation cannot indemnify the officer or director where the officer or director has been adjudged to be liable to the corporation.
If
the director or officer is successful on the merits or in defense of either of the aforementioned types of action, the corporation must indemnify that officer of director.

                                  ATI

     Subject to the provisions of the Companies Act, British Columbia's corporate law, ATI must indemnify its directors and former directors, and may indemnify the directors of companies in which ATI is a shareholder, if the director is named as a party in an action as a result of being a director. ATI's board of directors may cause ATI to indemnify its officers or officers of companies in which ATI is a shareholder, who are named as a party or as parties in an action as result of serving as an officer or ATI. The articles of incorporation also provide for mandatory indemnification of the Secretary or Assistant Secretary if he or she is not a full time employee of ATI. Failure of the directors or officers to comply with the Companies Act or the articles of incorporation does not invalidate the indemnity clause.


ITEM 601. Exhibits

1.     Underwriting Agreement Between ATI and Equitrade Securities Corporation
2.1    Minutes Approving the Merger
2.2    Plan of Reorganization through Merger
3(i).1 Articles of Incorporation of Aztek, Inc.
3(i).2 Amended And Restated Articles Of Incorporation Of Aztek, Inc.
3(ii). By-Laws Of Aztek Inc.
4.1    Minutes Approving Issuance Of Shares And Bonus Shares
4.2    Standard Subscription Agreement for Bonus Shares
4.3    Standard Subscription Agreement for Common Shares
5.     Opinion re: legality
23.1   Consent Of Independent Accountants
23.2   Consent of Stephen K. Winters
24.1  Directors' Resolution of Signature by Power of Attorney
24.2  Power of attorney
27.   Financial Data Schedule
99.1  Merger Agreement
99.2  Letter Of Intent For ATI To Acquire Harrison Muirhead Systems Inc. And
Q-
      Smart Investments Inc.
99.3  Letter of Intent for ATI to acquire Concord Consultants
99.4  Minutes Of Shareholders Of Aztek Inc. To Approve Merger
99.5  Opinion Letter of Steve Winters in Reference to Dissenters' Rights
99.6  Dissenters' Rights Statute
99.7  Financial Statements of Aztek Technologies Inc. For the Years Ended
      1998 and 1997
99.8  Opinion Letter of Independent Accountants in Reference to Canadian
Tax          Consequences
99.9  Proxy


                        FINANCIAL STATEMENT SCHEDULES

                                 AZTEK, INC.
                            Financial Statements
              For the Years Ended June 30, 1996, 1997 and 1998

                                                                     Contents
--------------------------------------------------------------------------------







Auditors' Report                                                             2
Financial Statements
  Balance Sheet                                                              3
  Statements of Changes in Financial Position                                4
   Notes to Financial Statements                                             5
<AUDIT-REPORT>


                                                           Auditors' Report

To the Shareholders of Aztek, Inc.

We have audited the balance sheet of Aztek, Inc. as as June30, 1998, 1997 and 1996 and the statements of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We have conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1998, 1997 and 1996 and the results of its operations and the changes in its financial position for the years the ended in accordance with generally accepted accounting principles. As required by the British Columbia Companies Act we report that, in our opinion, these principles have been applied on a consistent basis.

Chartered Accountants

Penticton, British Columbia
July 23, 1998

</AUDIT-REPORT>

                                                                   Aztek, Inc.
                                                                 Balance Sheet
                                                                (U.S. Dollars)

June 30                                       1998           1997         1996
Assets
Current
  Cash                                   $  60,000     $        -      $     -
  Share subscriptions receivable            25,000         25,000       25,000
                                         ---------     ----------    ---------
                                         $  85,000     $   25,000      $25,000
                                       ---------------------------------------

Shareholders' Equity

Share capital (Note 2)                   $  85,000      $  25,000      $25,000
                                        --------------------------------------




Approved on behalf of the Board:

/s/                    Director
/s/                    Director


The accompanying notes are an integral part of these financial statements.

                                                                   Aztek, Inc.
                                   Statements of Changes in Financial Position
                                                                (U.S. Dollars)

For the year ended June 30                    1998           1997         1996
Cash provided by (used in)
Operating activities
  Changes in non-cash working capital balances
  Share subscriptions receivable         $       -     $        -      $     -

Financing activities
  Issuance of share capital              $   60,000    $        -            -
                                        --------------------------------------
Increase in cash                             60,000             -            -

Cash, beginning of year                           -             -            -
                                        --------------------------------------
Cash, end of year                        $   60,000    $        -      $
-


The accompanying notes are an integral part of these financial statements.

                                                                   Aztek, Inc.
                                                 Notes to Financial Statements
                                                                (U.S. Dollars)

June 30, 1998, 1997 and 1996
-----------------------------------------------------------------------------



1. Nature of Business

The company was incorporated under the laws of the state of Nevada on August 19, 1994, and has not carried on any business activities since incorporation.

----------------------------------------------------------------------------

2. Share Capital
Authorized
      100,000,000 common shares with a par value of $0.001. During the year ended June 30, 1998 the articles of incorporation were amended to increase the authorized share capital to 100,000,000 common shares from 25,000 common shares.

                               1998               1997               1996
                        Number of  Amount  Number of  Amount  Number of
Amount
                         Shares            Shares             Shares

----------------------------------------------------------------------
Issued and fully paid
  Balance,
  Beginning
  Of year                     -    $   -        -   $       -       -   $    -

Issued for cash
Private
Placement             2,000,000    60,000       -           -       -        -

Balance
End of year           2,000,000 $  60,000       -   $       -       -   $    -
Subscribed and unpaid
Private
Placement                25,000    25,000  25,000      25,000  25,000   25,000
          --------------------------------------------------------------------
                      2,025,000   $85,000  25,000   $  25,000  25,000  $25,000
          --------------------------------------------------------------------


(a) Escrow Shares - The Issued share capital includes 1,000,000 escrow shares (1997 and 1996 - nil). These shares will be released from escrow at the following rate of 1 share for the following accumulated working capital, as defined in the agreement:

             Year one       $0.05 per share of working capital
             Year two       $0.10 per share of working capital
             Year three $0.20 per share of working capital Year four $0.30 per share of working capital Year five $0.40 per share of working capital

These escrow shares are due to expire June 12, 2003.

ITEM 22.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno State of Nevada on, August 18, 1998.

                                            AZTEK INC.


                                        By: /s/ Mike Sintichakis
                                            ---------------------------
                                            Mike Sintichakis
                                            President



UNTIL NOVEMBER 21 ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.